DD 9/7/12



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SEP -5 2012

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9/14/12

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SEC FILE NUMBER
8- 31206

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2011 (MM/DD/YY) AND ENDING June 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wunderlich Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Poplar Ave, Ste 150
(No. and Street)

Memphis	Tennessee	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Corne 901-251-1369
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

6410 Poplar Avenue	Memphis	TN	38119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/18/12

OATH OR AFFIRMATION

I, Robert J. Corne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wunderlich Securities, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

DENA HOFFMAN
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Years Ended June 30, 2012 and 2011
With Report of Independent Auditors

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Financial Statements and Supplemental Information

Years Ended June 30, 2012 and 2011

Contents



Ernst & Young LLP
International Place, Tower 2
Suite 500
6410 Poplar Avenue
Memphis, TN 38119

Tel: +1 901 526 1000
Fax: +1 901 577 6342
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wunderlich Securities, Inc.

We have audited the accompanying statements of financial condition of Wunderlich Securities, Inc., (the Company) a wholly owned subsidiary of Wunderlich Investment Company, Inc., as of June 30, 2012 and June 30, 2011 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 30, 2012 and June 30, 2011, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the



underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

September 4, 2012

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statements of Financial Condition

	June 30 2012	June 30 2011
Assets		
Cash and cash equivalents	$ 3,092,383	$ 3,525,682
Cash segregated under federal and other regulations	24,930	24,930
Securities owned, at estimated fair value	81,876,185	93,909,036
Securities purchased under agreement to resell, at estimated fair value	21,813,212	1,680,979
Receivable from clearing organizations	11,208,717	22,310,148
Prepaid expenses	1,507,549	1,412,194
Deferred expenses	8,572,991	9,592,368
Property and equipment, net of accumulated depreciation	2,768,821	3,278,260
Intangible assets, net of accumulated amortization	281,996	216,433
Other assets	5,298,914	3,676,685
Prepaid federal and state taxes	32,944	49,219
Non-current deferred tax asset	373,294	–
Deferred taxes	–	270,078
	$ 136,851,936	$ 139,946,012
Liabilities and stockholders' equity		
Liabilities:		
Accounts payable and accrued expenses	$ 4,844,483	$ 2,395,915
Accrued compensation	6,334,044	8,627,246
Payable to affiliates	835,044	741,778
Securities sold, not yet purchased, at estimated fair value	91,997,574	99,698,947
Payable to clearing organizations	9,792,710	–
Notes payable to clearing organizations	1,750,500	2,350,000
Non-current deferred tax liability	373,294	–
Deferred taxes	–	979,009
Total liabilities	115,927,649	114,792,895
Stockholders' equity:		
Preferred stock, 9% noncumulative, $40 par value; 7,500 shares authorized, issued, and outstanding	300,000	300,000
Common stock, $1 par value; 66,500 shares authorized, 65,362 shares issued and outstanding	65,362	65,362
Additional paid-in capital	29,254,931	24,747,431
Retained earnings (deficit)	(8,696,006)	40,324
Total stockholders' equity	20,924,287	25,153,117
Total liabilities and stockholders' equity	$ 136,851,936	$ 139,946,012

See accompanying notes.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statements of Operations

	Year Ended June 30	
	2012	**2011**
Revenues:		
Commissions and net trading gains	**$ 96,249,122**	$ 102,489,265
Interest and dividend income	**965,719**	2,488,337
Total revenues	**97,214,841**	104,977,602
Expenses:		
Employee compensation and benefits	**78,137,293**	77,263,896
Communications	**7,830,603**	6,135,059
Occupancy	**6,567,325**	5,036,556
Insurance	**636,699**	372,767
Professional fees	**1,784,141**	2,726,860
Brokerage and clearing costs	**4,589,118**	4,500,943
Other selling, general, and administrative expenses	**6,686,610**	5,505,779
Total expenses	**106,231,789**	101,541,860
Income (loss) before taxes	**(9,016,948)**	3,435,742
Provision for federal and state taxes:		
Current expense	**(104,875)**	(188,580)
Deferred tax benefit (expense)	**385,493**	(609,377)
Total provision for federal and state taxes	**280,618**	(797,957)
Net income (loss)	**$ (8,736,330)**	$ 2,637,785

See accompanying notes.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statements of Changes in Stockholders' Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at July 1, 2010	7,500	$ 300,000	65,362	$ 65,362	$ 16,423,181	$ (2,597,461)	$ 14,191,082
Capital contributions from parent	–	–	–	–	8,324,250	–	8,324,250
Net income	–	–	–	–	–	2,637,785	2,637,785
Balance at June 30, 2011	7,500	300,000	65,362	65,362	24,747,431	40,324	25,153,117
Capital contributions from parent	–	–	–	–	**4,507,500**	–	**4,507,500**
Net loss	–	–	–	–	–	**(8,736,330)**	**(8,736,330)**
Balance at June 30, 2012	**7,500**	**$ 300,000**	**65,362**	**$ 65,362**	**$ 29,254,931**	**$ (8,696,006)**	**$ 20,924,287**

See accompanying notes.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statements of Changes in Liabilities Subordinated to the Claims of General Creditors

Subordinated borrowings at July 1, 2010	$ 700,000
Proceeds from subordinated notes	2,000,000
Payment of subordinated notes	(350,000)
Subordinated borrowings at June 30, 2011	2,350,000
Proceeds from subordinated notes	**1,500,000**
Payment of subordinated notes	**(2,099,500)**
Subordinated borrowings at June 30, 2012	**$ 1,750,500**

See accompanying notes.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statements of Cash Flows

	Year Ended June 30	
	2012	**2011**
Operating activities		
Net income (loss)	**$ (8,736,330)**	$ 2,637,785
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	**1,839,360**	1,229,272
Unrealized (gain) loss on investments	**615,244**	(352,234)
Bad debt expense	**324,072**	115,639
Changes in operating assets and liabilities:		
Securities owned	**11,417,608**	(31,950,078)
Securities purchased under agreement to resell	**(20,132,233)**	4,808,632
Net receivable and payable from clearing organizations	**20,894,141**	(3,444,372)
Prepaid expenses	**(95,355)**	(452,866)
Deferred expenses	**1,019,377**	(7,323,613)
Net receivable and payable from affiliates	**93,266**	88,371
Other assets	**(1,946,301)**	(2,397,276)
Intangible assets – gross	**(500,000)**	–
Deferred taxes	**(692,656)**	708,931
Accounts payable and accrued expenses	**2,448,568**	502,722
Accrued compensation	**(2,293,202)**	4,021,072
Securities sold, not yet purchased	**(7,701,373)**	20,639,282
Total adjustments	**5,290,516**	(13,806,518)
Net cash used in operating activities	**(3,445,814)**	(11,168,733)
Investing activities		
Purchases of property and equipment	**(895,485)**	(2,421,549)
Net cash used in investing activities	**(895,485)**	(2,421,549)
Financing activities		
Principal payments on subordinated borrowings	**(2,099,500)**	(350,000)
Proceeds from subordinated borrowings	**1,500,000**	2,000,000
Proceeds from contributed capital	**4,507,500**	8,324,250
Net cash provided by financing activities	**3,908,000**	9,974,250
Net decrease in cash and cash equivalents	**(433,299)**	(3,616,032)
Cash and cash equivalents at beginning of year	**3,525,682**	7,141,714
Cash and cash equivalents at end of year	**$ 3,092,383**	$ 3,525,682
Supplemental disclosures		
Cash paid during the year for interest	**$ 338,254**	$ 115,001
Cash paid during the year for income taxes	**$ 285,013**	$ 73,026

See accompanying notes.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Notes to Financial Statements

June 30, 2012 & June 30, 2011

1. Summary of Significant Accounting Policies

Organization and Nature of Operations

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities. The Company is a full-service brokerage firm, and has 24 branch offices in 14 states. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc (WIC).

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012, the Company had net capital of $6,513,842, which was $5,595,530 in excess of its required net capital of $918,312, and the Company's net capital ratio was 2.11 to 1. At June 30, 2011, the Company had net capital of $12,184,640, which was $11,255,652 in excess of its required net capital of $928,988, and the Company's net capital ratio was 1.14 to 1.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange, Ridge Clearing and Outsourcing (Ridge – through October 2010), a member of the New York Stock Exchange, National Financial Services LLC (NFS), a member of the New York Stock Exchange, MF Global (through October 2011), a member of the Chicago Board Options Exchange, and International Commerce Bank of China Financial Services LLC (ICBC). The Company's commissions are collected by First Clearing, Ridge (through October 2010), NFS, MF Global (through October 2011) and ICBC as the Company's clearing firms. The clearing firms remit the commissions, net of clearing charges, to the Company at least monthly.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company maintains cash balances at creditworthy financial institutions in bank accounts that, at times, may exceed the $250,000 insured limit set by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

For purposes of the statements of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are valued at market value, with unrealized gains and losses included in operations.

Deposits With Clearing Organization

The Company maintains a margin account with First Clearing, NFS, RBC, ICBC and MF Global (through October 2011). Depending on the Company's cash needs or the amount of securities inventory at the time, these accounts may represent excess cash on deposit or a margin loan payable.

1. Summary of Significant Accounting Policies (continued)

Included in the net receivable from/payable to clearing organizations are clearing deposit accounts that the clearing companies require the Company to maintain with certain minimum balance in cash or cash equivalents. The deposits are maintained in separate interest bearing accounts. At June 30, 2012 and 2011, the balance in the clearing deposit account at First Clearing amounted to $250,311 and $114,929, respectively. At June 30, 2012 and 2011, the balance in the clearing deposit account at NFS amounted to $500,000 and $500,000, respectively. At June 30, 2012 and 2011, the balance in the clearing deposit account at MF Global amounted to $0 and $500,000, respectively. At June 30, 2012 and 2011, the balance in the clearing deposit account at ICBC amounted to $500,000 and $0, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Income Taxes

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wunderlich Investment Company, Inc. For June 30, 2012 and 2011, the tax-related balances due to/from affiliates were $115,360 and $0, respectively.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and net operating loss carry-forwards for financial reporting and tax reporting purposes.

1. Summary of Significant Accounting Policies (continued)

The Company accounts for uncertain tax positions in accordance with the provisions of Accounting Standards Codification *(ASC) 740 Income Taxes*, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken by the Company to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority upon examination. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as tax expense, inclusive of interest and penalties, if any, on the statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded when earned, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs for the years ended June 30, 2012 and 2011, was $31,615 and $40,712, respectively, and are included in Other Selling, General and Administrative expenses on the Statements of Operations.

1. Summary of Significant Accounting Policies (continued)

Reverse Repurchase Agreements and Repurchase Agreements

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) generally are collateralized by security interests in all of the purchased securities of each transaction and are carried at the amounts at which the securities will be subsequently resold or repurchased. Interest is accrued on repurchase or resale contract amounts and is included in other assets or other liabilities on the statements of financial condition and the respective interest balances on the statements of operations. Repurchase and reverse repurchase transactions are presented on a net-by-counterparty basis when the requirements of ASC 210-20, *Offsetting*, are satisfied.

Recently Adopted Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amends FASB Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures*, and results in common fair value measurement and disclosure requirements under U.S. GAAP and IFRSs. The amended guidance is effective for annual periods beginning after December 15, 2011, and will be effective for the Company for the fiscal year beginning July 1, 2012. The Company is currently evaluating the impact of the guidance to the financial statements.

In December 2011, the FASB issued Update No. 2011-11, *Disclosures About Offsetting Assets and Liabilities*, which enhance disclosures by requiring improved information about financial and derivative instruments that are either 1) offset (netting assets and liabilities) in accordance with Topic 210, *Balance Sheet*, and Topic 815, *Derivatives and Hedging*, or 2) subject to an enforceable master netting arrangement or similar agreement. This guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013 (July 1, 2013 for the Company), and requires retrospective disclosures for comparative periods presented. The Company is currently evaluating the impact the new guidance will have on its consolidated financial statements.

1. Summary of Significant Accounting Policies (continued)

In April 2011, the FASB issued Update No. 2011-03, *Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements*, which removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. This guidance is effective for interim and annual reporting periods beginning on or after December 15, 2011 (July 1, 2012 for the Company). The Company is currently evaluating the impact the new guidance will have on its consolidated financial statements.

In September 2011, the FASB issued Update No. 2011-08, *Testing Goodwill for Impairment*, which amends Topic 350, *Intangibles – Goodwill and Other*. This update permits entities to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 (July 1, 2012 for the Company), with early adoption permitted. The Company is currently evaluating the impact the new guidance will have on its goodwill impairment analysis.

2. Fair Value Measurement

The fair value hierarchy prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

2. Fair Value Measurement (continued)

The measurement of fair value is based upon a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy, and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments includes instruments for which quoted prices are available but traded less frequently.

Level 3 – Pricing inputs are unobservable for the asset, and reflect management's own assumptions to determine fair value.

The following table is a summary of the levels used, as of June 30, 2012, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. government securities	$ 67,030,124	$ –	$ –	$ 67,030,124
U.S. government agency securities	–	12,954,688	–	12,954,688
State and Local securities	–	1,276,395	–	1,276,395
Corporate securities:				
Fixed income securities	–	189,362	–	189,362
Equity securities	425,616	–	–	425,616
	$ 67,455,740	$ 14,420,445	$ –	$ 81,876,185
Liabilities				
Securities sold, not yet purchased:				
U.S. government securities	$ 71,981,111	$ –	$ –	$ 71,981,111
U.S. government agency securities	–	19,619,262	–	19,619,262
State and Local securities	–	38,901	–	38,901
Corporate securities:				
Fixed income securities	–	334,083	–	334,083
Equity securities	24,217	–	–	24,217
	$ 72,005,328	$ 19,992,246	$ –	$ 91,997,574

2. Fair Value Measurement (continued)

The following table is a summary of the levels used, as of June 30, 2011, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. government securities	$ 57,494,759	$ –	$ –	$ 57,494,759
U.S. government agency securities	–	32,275,387	–	32,275,387
State and Local securities	–	780,243	–	780,243
Corporate securities:				
Fixed income securities	–	199,928	–	199,928
Equity securities	1,119,512	–	–	1,119,512
Non-U.S. Corporate Securities	–	2,039,066	–	2,039,066
Futures	141	–	–	141
	$ 58,614,412	$ 35,294,624	$ –	$ 93,909,036
Liabilities				
Securities sold, not yet purchased:				
U.S. government securities	$ 64,636,495	$ –	$ –	$ 64,636,495
U.S. government agency securities	–	34,975,545	–	34,975,545
State and Local securities	–	43,284	–	43,284
Corporate securities:				
Fixed income securities	1,006	–	–	1,006
Equity securities	1,054	–	–	1,054
Futures	41,563	–	–	41,563
	$ 64,680,118	$ 35,018,829	$ –	$ 99,698,947

Transfers Between Level 1 and Level 2 during the year ended June 30, 2012

For assets and liabilities that were transferred between Level 1 and Level 2, fair values are ascribed as if the assets or liabilities had been transferred as of July 1, 2011.

During the year ended June 30, 2012, the Company transferred $14,420,445 in assets comprised of U.S. Government Agency and Municipal debt and $19,992,246 of liabilities comprised of U.S. Government Agency and Municipal debt from Level 1 to Level 2. The transfer was made upon further evaluation that determined that agency and municipal debt securities do not meet Level 1 requirements since they are not traded as frequently or in an active market that is accessible as of the measurement date.

3. Property and Equipment

Property and equipment and the related accumulated depreciation consists of the following at June 30:

	2012	2011
Office furniture and equipment	**$ 6,199,232**	$ 5,512,930
Leasehold improvements	**947,877**	738,695
	7,147,109	6,251,625
Less accumulated depreciation	**(4,378,288)**	(2,973,365)
	$ 2,768,821	$ 3,278,260

Depreciation expense for the years ended June 30, 2012 and 2011, was $1,404,923 and $1,163,647, respectively.

4. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches fifty percent of employee's contributions up to four percent of employee's eligible compensation. The Company's match for the years ended June 30, 2012 and 2011, was $423,484 and $359,217, respectively. In addition to this match, the Company may make discretionary profit sharing contributions to this plan. However, for the years ended June 30, 2012 and 2011, no such contributions were made. Employees become fully vested in employer contributions after three years of service.

The Company has a Wealth Accumulation Plan (WAP) as a result of the addition of five branches during the period ended June 30, 2011. The WAP does not allow for voluntary contributions or matching contributions to the plan. Employees become fully vested in the balances rolled over from the legacy plan five years from the original contribution date.

5. Deferred Expenses

Wunderlich Securities, Inc. has entered into employment agreements with certain employees. The Company has advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for the Company to forgive these advances over the respective employment periods which range from 30 to 72 months. The advances are expensed ratably over the term of the agreements. Total expense for the years ended June 30, 2012 and 2011, was $3,743,484 and $2,149,250, respectively, and is included in employee compensation and benefits.

6. Related-Party Transactions

The Company has receivables from (payables to) related companies of the following as of June 30:

	2012	2011
Wunderlich Investment Company, Inc.	$ (844,293)	$ (743,131)
Wunderlich Capital Markets, Inc.	9,249	9,249
Paragon Investor Relations Corporation, Inc.	–	(7,896)
	$ 835,044	$ (741,778)

7. Intangible Assets

Intangible assets at June 30, 2012 and 2011, consisted of the following:

	Asset Life (Years)	2012 Cost	2012 Accumulated Amortization	2012 Net Carrying Value
Amortizable intangible assets:				
Employee agreements	3 to 5	$ 126,600	$ (126,600)	$ –
Representative relationships	< 1 to 7	1,128,100	(888,604)	239,496
		1,254,700	(1,015,204)	239,496
Non-amortizable intangible assets:				
Trade name		42,500	–	42,500
		$ 1,297,200	$ (1,015,204)	$ 281,996

7. Intangible Assets (continued)

	Asset Life (Years)	2011		
		Cost	Accumulated Amortization	Net Carrying Value
Amortizable intangible assets:				
Employee agreements	3 to 5	$ 126,600	$ (126,600)	$ –
Representative relationships	7	628,100	(454,167)	173,933
		754,700	(580,767)	173,933
Non-amortizable intangible assets:				
Trade name		42,500	–	42,500
		$ 797,200	$ (580,767)	$ 216,433

Total amortization expense related to these assets for the years ended June 30, 2012 and 2011, was $434,437 and $65,625, respectively. Estimated aggregate amortization expense for each of the succeeding five fiscal years is as follows:

Year Ending:	
2013	$ 183,090
2014	56,406
2015	–
2016	–
2017	–

During the year ended June 30, 2012, it was determined that certain intangible assets representing contracts with potential clients had become impaired as the result of prevailing market conditions and results of operations within the various potential clients. The total amount of the impairment recognized in the year ended June 30, 2012 was $159,603 and was recorded within amortization expense. To arrive at the fair value of the contracts, the Company calculated the present value of the expected cash flows, adjusted for the likelihood as determined by management's estimate that the fees from the contracts will be realized.

8. Income Taxes

The provision for income taxes consisted of the following for the years ended June 30, 2012 and 2011:

	2012	2011
Current:		
Federal	$ –	$ 147,885
State	104,875	40,695
	104,875	188,580
Deferred:		
Federal	16,115	588,887
State	(401,608)	20,490
	(385,493)	609,377
Total tax expense (benefit)	$ (280,618)	$ 797,957

The reconciliation of income tax computed at the U.S. statutory rate to income tax expense (benefit) is:

	2012	2011
Federal tax at statutory rate	34.0%	34.0%
State income taxes, net	3.7	1.4
Permanent/Other items	(5.8)	12.1
Valuation allowance	(28.8)	(24.3)
Effective tax rate	3.1%	23.2%

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets at June 30, 2012 and 2011, are as follows:

	2012	2011
Deferred tax assets related to:		
Net operating loss carryforwards	$ 2,436,166	$ 9,631
Intangible assets, net	483,520	128,098
Legal reserves	38,924	17,228
Other items	937,525	115,121
	3,896,135	270,078
Deferred tax liabilities related to:		
Property and equipment, net	1,295,554	979,009
	1,295,554	979,009
Valuation allowance	(2,600,581)	–
Net deferred tax liability	$ –	$ (708,931)

8. Income Taxes (continued)

In accordance with ASC 740, due to the Company's cumulative loss position, management recorded a valuation allowance for the total amount of its net deferred tax asset.

As of June 30, 2012, the Company had net operating loss carryforwards for federal and state tax purposes. The state net operating loss carryforwards amounted to $582,870 and expire beginning June 30, 2024. The federal net operating loss carryforwards amounted to $6,398,813 and expire June 30, 2032

The Company has reviewed its tax positions and has concluded that no provision for uncertain income tax positions is required in the financial statements.

9. Commitments and Contingencies

Leases

At June 30, 2012, the Company was obligated under various leases for office space and equipment. The future minimum lease payments as of June 30 are as follows:

2013	$ 3,112,375
2014	2,605,888
2015	1,717,978
2016	1,491,158
Thereafter	1,203,022
	$ 10,130,421

Rent expense for the years ending June 30, 2012 and 2011, was approximately $3,778,875 and $1,896,669, respectively.

As part of its building leases, the Company obtained multiple letters of credit from banks during the year ended June 30, 2011, in the amount of $27,000 for its Chicago building lease and $72,270 and $187,374 for its New York City building leases. During the period ended June 30, 2012, the letter of credit amounts for the Chicago and New York leases totaled $173,000; $72,270, and $187,374, respectively.

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of business; however, management does not believe that any ongoing pending or threatened litigation will materially affect the financial statements.

10. Notes Payable

The Company has a subordinated note payable to a clearing organization in the amount of $0 as of June 30, 2012, and $200,000 as of June 30, 2011. The note required interest annually at the prime rate plus .25%. The principal, plus accrued interest on the loan was due on August 30, 2011, and was paid in full.

The Company has a subordinated note payable to a clearing organization in the amount of $0 as of June 30, 2012, and $150,000 as of June 30, 2011. The note required interest annually at the prime rate plus .25%. The principal balance, plus accrued interest on the loan was due on May 31, 2012, and was paid in full.

The Company has a seven year subordinated note payable to a clearing organization in the amount of $1,500,000 as of June 30, 2012, and $0 as of June 30, 2011. The note requires seven annual principal installment payments of $214,286 plus accrued interest at the prime rate plus .25%, currently 3.5%. The installment payments are due on the anniversary date of the loan beginning September 30, 2012.

The Company has a subordinated note payable to a clearing organization in the amount of $250,500 as of June 30, 2012, and $2,000,000 as of June 30, 2011. The loan requires interest annually at the rate of 4.5%. Per the terms of the note, $1,749,500 of the principal on the loan was repaid during the year ended June 30, 2012. The remaining balance will be paid in equal monthly installments of $83,500 July 2012 through September 2012. Accrued interest is due on October 29, 2012.

At June 30, 2012, future maturities of long-term debt are as follows:

2013	$	464,786
2014		214,286
2015		214,286
2016		214,286
Thereafter		642,856
	$	1,750,500

11. Reverse Repurchase and Repurchase Agreements

The Company enters into repurchase agreements with the obligation to repurchase the securities sold reflected as a liability in the Statements of Financial Condition. These agreements carry risks of changes in fair value similar to securities held in the Company's inventory. The Company also enters into reverse repurchase agreements. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the Statements of Financial Condition. Securities purchased under agreements to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty is required to place an equivalent amount of additional securities in safekeeping in the name of the Company.

The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and may require additional collateral to be deposited or returned when deemed appropriate. The Company had one counterparty in each fiscal year, ICBC during the current year and MF Global during 2011 (through October 2011), with which $98,084,605 and $92,360,416 of reverse repurchase agreements were outstanding at June 30, 2012 and 2011, respectively. The Company had $76,271,393 and $90,679,437 of repurchase agreements were outstanding at June 30, 2012 and 2011, respectively. The amounts have been reported net on the Statements of Financial Condition in accordance with ASC 210-20. All repurchase and reverse repurchase agreements have maturities of less than 30 days.

12. Counterparty Credit Risk

In the ordinary course of business, the Company may be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing firm or exchange.

Credit concentrations may arise from market making, client facilitation, investing, underwriting, lending and collateralized transactions and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

Supplemental Information

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15(c) 3-1(a)(1) Under the Securities Exchange Act of 1934

Total capital per financial statements	$ 20,924,287
Liabilities subordinated to claims of general creditors	1,750,500
Allowable credits	2,615,961
Total nonallowable assets	(18,367,487)
Net capital before haircuts on securities positions	6,923,261
Haircuts on securities positions:	
Exempted securities	(312,971)
Debt securities	(37,251)
Other securities	(59,197)
Net capital	$ 6,513,842

Computation of Basic Net Capital Requirement

Aggregate indebtedness	$ 13,774,674
Net capital requirement	$ 918,312
Excess net capital	$ 5,595,530
Percentage aggregate indebtedness to net capital	211%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences that exist between the net capital computation above and the computation included in the corresponding amended, unaudited FOCUS Report, Form X-17 A-5, Part II for June 30, 2012, as filed on August 30, 2012.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Schedule II – Exemptive Provision of SEC Rule 15c3-3

June 30, 2012 and 2011

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraph (k)(2)(1) of Rule 15c3-3 under the Securities and Exchange Commission.



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Report of Independent Registered Public Accountants on Internal Control required by SEC Rule 17a-5(g)(1)

The Board of Directors
Wunderlich Securities, Inc.

In planning and performing our audit of the financial statements of Wunderlich Securities, Inc. (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from



unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17 a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

September 4, 2012

1207-1376655

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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